Amended and Restated Appendix A to the
Operating Expenses Limitation Agreement between
Investment Managers Series Trust and Ramius Trading Strategies LLC

Fund	Share Class	Operating Expense Limit (% of Average Annual Daily Net Asset Value of Fund)
State Street/Ramius Managed Futures Strategy Fund	Class A	1.65%
State Street/Ramius Managed Futures Strategy Fund	Class C	1.85%

Amended and approved by the Board on December 16, 2014.

Agreed and accepted this 1st day of January, 2015.

INVESTMENT MANAGERS SERIES TRUST	RAMIUS TRADING STRATEGIES LLC

By:	By:
Print Name:	Print Name:
Title:	Title: